Via Facsimile and U.S. Mail
Mail Stop 4720

July 22, 2009

Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.
30 Woodbourne Avenue
Hamilton HM 08 Bermuda

Re: **Assured Guaranty Ltd.**
     Form 10-K for the Fiscal Year Ended December 31, 2008
     DEF 14A filed March 25, 2009
     Form 10-Q for the Quarterly Period Ended March 31, 2009
     File Number: 001-32141

Dear Mr. Mills:

        We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Reserves for Losses and Loss Adjustment Expenses, page 83

1.   Your disclosure on page 202 states that the unfavorable development in 2008 was primarily due to incurred losses related to U.S. RMBS exposures as well as other

real estate related exposures. Please revise your disclosure to clarify the
following:

a. Discuss how each of your key assumption(s) in developing the liabilities
    related to U.S. RMBS and other real estate related exposures has changed
    historically over the periods presented.
b. Discuss how management has adjusted each of the key assumption(s) used in
    calculating the current year liabilities for the U.S. RMBS and other real estate
    related exposures given their historical changes or given current trends
    observed. This discussion should show the link between what has happened
    to the key assumption(s) in the past to what management is currently using as
    its key assumption(s).
c. Please clarify how you determined that the $8.8 million of portfolio reserves
    and the $7.8 million of case reserves that were recorded for Subprime RMBS
    were appropriate since you disclose that $483 million was classified as below
    investment grade risk.

2. As you have done for portfolio reserves, include quantified and narrative
    disclosure of the impact that reasonably likely changes in the key assumption(s)
    used would have on the December 31, 2008 case reserves.

Notes to Consolidated Financial Statements

5. Fair Value of Financial Instruments
Fixed Maturity Securities and Short-term Investments, page 184

3. You state that you use one of three pricing services to estimate the fair values of
    your fixed maturity securities and short-term investments. Please revise your
    disclosure to clarify the following:
    *   Indicate the number of quotes or prices you generally obtained per
        instrument, and if you obtained multiple quotes or prices, how you
        determined the ultimate value used in your financial statements;
    *   The amount of assets that were valued using matrix or model processes;
    *   Whether the broker quotes are binding or non-binding; and
    *   The procedures you performed to validate the prices you obtained to
        ensure the fair value determination is consistent with SFAS 157.

11. Significant Risk Management Activities
Closely Monitored Credits, page 204

4. Please revise your disclosure to clarify why you have not established a case loss
    reserve for the Orkney Re II transaction considering that you downgraded your
    exposure to below investment grade and you disclose that you expect additional
    credit losses to occur.

Robert B. Mills
Assured Guaranty Ltd.
July 22, 2009
Page 3

<u>Signatures, page 263</u>

5.   We note that your principal executive officer and principal financial officer have
        signed this Form 10-K, but that the filing has not been signed by your controller
        or principal accounting officer in those capacities as required by Form 10-K.
        Please amend your filing to include the signature of your controller or principal
        accounting officer. If Robert B. Mills, the principal financial officer of the
        company, is also your controller or principal accounting officer, please confirm
        that you will indicate beneath his signature that he is signing the Form 10-K in the
        capacity of controller or principal accounting officer as well in future filings. See
        General Instructions D of Form 10-K for further information.

DEF 14A filed March 25, 2009

<u>Compensation Discussion and Analysis</u>
<u>Compensation Process, page 37</u>

6.   Your discussion on page 37 does not adequately describe the financial and non-
        financial goals for the CEO and other executive officers. Please provide us with
        draft disclosure for your 2009 proxy statement which more specifically describes
        and quantifies each of the individual and corporate goals.

<u>2008 Performance and Compensation Decisions, page 39</u>

7.   In accordance with comment 2, please provide draft disclosure for your 2009
        proxy statement showing us how you intend to describe and quantify the extent to
        which each financial, non-financial and annual performance goal was achieved.

<u>Individual Compensation Analysis, page 40</u>

8.   Please provide draft disclosure for your 2009 proxy statement explaining how the
        compensation committee determined the percentage increases and decreases in
        the executive officers' annual bonus awards, long-term incentive awards and
        salaries.

Form 10-Q for the quarterly period ended March 31, 2008

<u>Exhibits 31.1 and 31.2</u>

9.   You filed your Principal Executive Officer and Principal Financial Officer
        certifications under Item 601(b)(31) of Regulation S-K. Please revise these
        certifications to include the entire introductory language of paragraph 4 of Item
        601(b)(31) of Regulation S-K.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Laura Crotty, Staff Attorney, at (202) 551-3563 or Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant